FORUM FUNDS
THREE CANAL PLAZA, SUITE 600
PORTLAND, MAINE 04101
 207-347-2000

May 17, 2017
EDGAR FILING
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Re:	Forum Funds (the "Trust" or "Registrant") File Nos. 002-67052/811-03023 Request to Withdraw Registration Statement on Form N-1A - Post-Effective Amendment No. 570 ("PEA No. 570")
Dear Sir or Madam:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of PEA No. 570 to its registration statement on Form N-1A (File Nos. 002-67052/811-03023), initially filed on May 5, 2017 (Accession No. 0001435109-17-000307).
Registrant hereby represents that the signature page corresponding to PEA No. 570 contained an improper authorized signatory necessitating the withdrawal of PEA No. 570 and submits that a withdrawal of PEA No. 570 is consistent with the public interest and the protection of investors.  Registrant expects to re-file the Post-Effective Amendment with the corrected signature page as PEA No. 572.
If you have any questions or comments concerning the foregoing, please contact me at (207) 347-2076 or by email at zac.tackett@atlanticfundservices.com.

Sincerely,
FORUM FUNDS

/s/ Zachary R. Tackett
Zachary R. Tackett, Esq.
Vice President and Secretary, Forum Funds